MAXIM SERIES FUND, INC.
                             8515 EAST ORCHARD ROAD
                        GREENWOOD VILLAGE, COLORADO 80111


April 13, 2006


VIA EDGAR TRANSMISSION Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 200549

Re:      Maxim Series Fund, Inc.
         U.S. Government Mortgage Securities Portfolio, Class ID: C000001949 U.S. Government Securities Portfolio, Class ID: C000001950 Request for Withdrawal of Pre-Effective Amendment No. 1 to
         Registration Statement on Form N-14
         SEC File No. 333-133240

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Maxim Series Fund, Inc. hereby respectfully requests that the Securities and Exchange Commission withdraw the above-referenced filing, which was inadvertently filed on EDGAR as a new N-14 Registration Statement (under the EDGAR form type N-14) rather than as a Pre-Effective Amendment to an existing Registration Statement (under the EDGAR form type N-14/A). The Pre-Effective Amendment has been correctly re-filed under the EDGAR form type N-14/A, as Pre-Effective Amendment No. 1 to Registration Statement on Form N-14, SEC File No. 333-132569.

The Registration Statement on Form N-14 to which this Pre-Effective Amendment relates was originally filed on March 20, 2006, File No. 333-132569. No securities have been sold in connection with the offering.

If you should require any additional information regarding the foregoing, please do not hesitate to contact me.

Sincerely,

MAXIM SERIES FUND, INC.

/s/ Rhonda A. Mills

Rhonda A. Mills
Senior Associate Counsel
Great West Life & Annuity Insurance Company